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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                 ConSyGen, Inc.
   ---------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.003 Par Value
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21072810
   ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert L. Stewart
                               c/o ConSyGen, Inc.
        125 South 52nd Street, Tempe, AZ 85281 Telephone: (602) 394-9100
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 4, 1998
   ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------               --------------------------------
CUSIP NO.      21072810                               PAGE 2 OF 8 PAGES
---------------------------------               --------------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert L. Stewart
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
5.      CHECK BOX IF DICLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        ROBERT L. STEWART - UNITED STATES CITIZEN
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER

                       Robert L. Stewart 6,437,000
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          Robert L. Stewart 1,000,000
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH            Robert L. Stewart 6,437,000
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       Robert L. Stewart 1,000,000
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Robert L. Stewart 7,437,000
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Robert L. Stewart 48.26%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

---------------------------------               --------------------------------
CUSIP NO.      21072810                               PAGE 3 OF 8 PAGES
---------------------------------               --------------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinidad Cranbourne
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
5.      CHECK BOX IF DICLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        TRINIDAD CRANBOURNE - PHILIPPINES CITIZEN

--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER

                       Trinidad Cranbourne -0-
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          Trinidad Cranbourne 1,000,000
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH            Trinidad Cranbourne -0-
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       Trinidad Cranbourne 1,000,000
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Trinidad Cranbourne 1,000,000
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Trinidad Cranbourne 6.49%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1. SECURITY AND ISSUER

Class of Equity Security:               Common Stock, $.003 par value ("Common
                                        Stock")

Name of Issuer:                         ConSyGen, Inc., a Texas corporation

Address of Principal Executive Office   ConSyGen, Inc., 125 South 52nd Street,
of Issuer                               Tempe, AZ 85281

ITEM 2. IDENTITY AND BACKGROUND

Name of Reporting Persons On Whose
Behalf This Statement is Filed:         Robert L. Stewart
                                        Trinidad Cranbourne

Residence or Business Address:          Robert L. Stewart
                                        ConSyGen, Inc., 125 South 52nd Street,
                                        Tempe, AZ 85281

                                        Trinidad Cranbourne
                                        Apt. #11, B2, Y-Y Mansions
                                        96 Pokfulum Rd.
                                        Hong Kong

Principal Occupation:                   Robert L. Stewart
                                        President, Chief Executive Officer, and
                                        Chairman of the Board of ConSyGen, Inc.

                                        Trinidad Cranbourne
                                        Homemaker

Principal Address of Place of
Employment:                             Robert L. Stewart
                                        ConSyGen, Inc., 125 South 52nd Street,
                                        Tempe, AZ 85281

                                        Trinidad Cranbourne
                                        Homemaker

Criminal History:                       Neither reporting person has been
                                        convicted in a criminal proceeding
                                        during the last five years.

Federal Securities Laws Violations:     Neither reporting person has been party
                                        to any proceeding pursuant to which
                                        he/she was enjoined from future
                                        violations of federal or state
                                        securities laws during the last five
                                        years.

Citizenship:                            Robert L. Stewart
                                        United States of America

                                        Trinidad Cranbourne
                                        Philippines

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The reporting persons originally acquired the securities of the Issuer reported in this Schedule 13D as beneficially owned in connection with an acquisition transaction in September 1996, pursuant to which the Issuer acquired all of the issued and outstanding stock of a corporation, of which the reporting persons were stockholders. The reporting persons surrendered one share of common stock of the acquired company for each share of Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Purpose of Original Acquisition of Securities of the Issuer:

        As described above under Item 3, the securities of the Issuer which are reported as beneficially owned in this Schedule 13D were originally acquired from the Issuer in connection with a transaction pursuant to which the Issuer acquired all of the issued and outstanding capital stock of a corporation, of which the reporting persons were stockholders.

        Neither reporting person has any plans or proposals which would relate to or result in any of the events enumerated in items (a) through (j )of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Aggregate number and percentage of      Robert L. Stewart 7,437,000(1) (48.26%)
securities beneficially owned:          Trinidad Cranbourne 1,000,000 (6.49%)


Number of shares over which reporting   Robert L. Stewart 6,437,000
person haS sole voting power:           Trinidad Cranbourne -0-

Number of shares over which reporting   Robert L. Stewart 1,000,000
person haS shared power to vote:        Trinidad Cranbourne 1,000,000





----------------------
(1) Includes 1,000,000 shares deemed beneficially owned by Ms. Cranbourne

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Number of shares over which reporting   Robert L. Stewart 6,437,000
person haS sole power to dispose:       Trinidad Cranbourne -0-

Number of shares over which reporting   Robert L. Stewart 1,000,000
person haS shared power to dispose:     Trinidad Cranbourne 1,000,000

Transactions during the last 60 days:

        Robert L. Stewart made sales of Common Stock on the following dates and in the following amounts:

                    Date of Sale                       Number of Shares
                    ------------                       ----------------

                        5/4/98                              160,000
                        5/5/98                                4,000
                        5/6/98                                8,000
                        5/7/98                                8,000
                       5/11/98                                7,000
                       5/18/98                                5,000
                       5/20/98                                7,000
                       5/21/98                              26, 610
                       5/26/98                                8,000
                       5/27/98                               20,000
                        6/1/98                                5,000
                        6/2/98                                5,000
                        6/3/98                               10,000
                        6/4/98                               10,000
                        6/5/98                                5,000

        The amount of securities reported as beneficially owned by Mr. Stewart reflects the foregoing transactions.

        Ms. Cranbourne has not engaged in any transactions in the Issuer's securities during the last 60 days.

Other persons who have the right to receive dividends or sale proceeds:

        1,000,000 of the shares of Common Stock beneficially owned by each of the reporting persons are held of record by a corporation which the reporting persons control. Other stockholders of such corporation (whose aggregate interest represents less than 5% of the Common Stock) have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held by the corporation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A - Agreement relating to filing of Joint Acquisition Statement, as required by Rule 13d-1(k).


                                        SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


June 30, 1998                         /s/ Robert L. Stewart
-------------                         ----------------------------
Date                                  Robert L. Stewart


June 30, 1998                         /s/ Trinidad Cranbourne
-------------                         ----------------------------
Date                                  Trinidad Cranbourne

                                    EXHIBIT A

                                    AGREEMENT
                      FILING OF JOINT ACQUISITION STATEMENT

        The undersigned Robert L. Stewart and Trinidad Cranbourne do hereby agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each of us.

DATED: June 30, 1998
                                             /s/ Robert L. Stewart
                                             ----------------------------------
                                             Robert L. Stewart



                                             /s/ Trinidad Cranbourne
                                             ----------------------------------
                                             Trinidad Cranbourne










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